United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release
Signature Page

Vale proposes US$3 billion of additional dividend
Rio de Janeiro, July 28, 2011 — Vale S.A. (Vale) informs that its Executive Board has approved and will submit to the Board of Directors the proposal for payment of an additional dividend to shareholders amounting to US$3 billion, equivalent to US$0.574902169 per outstanding common or preferred share as of June 30, 2011 (5,218,279,144), in addition to the minimum of US$4 billion proposed in January of this year.
The proposal will be submitted for approval to the Board of Directors in the meeting scheduled for August 11, 2011 and, if approved, the payment will be made on August 26, 2011. The amount in Brazilian Reais will be calculated using the Brazilian Real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on August 10, 2011. All investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is August 11, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is August 16, 2011 Eastern Standard Time and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on August 16, 2011.
Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of August 12, 2011 and on HKEx as of August 15, 2011.
The strategic rationale
The approval of this proposal by our Board of Directors along with other decisions taken so far will imply in a record return of cash to shareholders in 2011, including dividend payment and a share buyback, which demonstrates Vale’s commitment to the optimization of capital allocation.
Vale’s strong cash generation and its excellent performance perspectives allow the financing of growth opportunities and the return of capital to shareholders while maintaining a healthy balance sheet, contributing to the creation of shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: July 28, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations